Leukine(R) Shows Positive Results in Crohn's Disease

Berlin, Germany, October 14, 2003 - Schering AG, Germany (NYSE: SHR, FSE:
SCH) today announced new data from a randomized Phase II clinical trial showing that patients receiving Leukine(R) (sargramostim) for the treatment of moderately to severely active Crohn's disease had significantly greater clinical response and remission rates than those receiving placebo. Crohn's disease is a chronic and serious inflammatory disease of the gastrointestinal tract. The Phase II clinical data from a recently completed multi-center, randomized, double-blind, placebo-controlled study will be presented today at the 68th Annual Scientific Meeting of the American College of Gastroenterology (ACG).

"We are pleased with these positive results and look forward to learning more about the potential of Leukine(R) as a new and innovative treatment option for Crohn's disease as we enter a Phase III program at the beginning of next year," said David Guy, Schering Group's Vice President of Strategic Marketing, Specialized Therapeutics. "Leukine(R) in its current indication is already a keystone of our U.S. oncology business. We are committed to clinical research and development in new and promising areas of Leukine(R) use."

The randomized Phase II study was initiated following positive results in an earlier pilot trial conducted at Washington University School of Medicine, St. Louis, Mo., USA. This pilot trial was based on the hypothesis that, rather than being the result of an overactive immune system as traditionally believed, Crohn's disease may in fact result from a deficiency in innate immunity. To verify the positive pilot trial results, investigators from Washington University, as well as investigators at 34 additional trial sites across the United States, evaluated 124 patients in the Phase II trial to study the efficacy and safety of Leukine(R), which stimulates the immune system, in the treatment of moderately to severely active Crohn's disease.

In the Phase II trial, nearly half of patients treated with Leukine(R)
(48%) had a decrease of the Crohn's Disease Activity Index (CDAI) of more than 100 points, and more than one-third of patients (40%) achieved clinical remission by the end of the study (CDAI less than equal 150), versus 26% and 19% of the placebo-treated patients, respectively (p=0.013 and p=0.014 respectively). More than half of patients treated with Leukine(R) (54%) achieved a CDAI decrease of more than 70 points, versus 44% of placebo-treated patients (p=0.275). These results were achieved without the use of steroids and/or immunosuppressants.

Additionally, significant differences between Leukine(R) and placebo were also observed in the length of time to response and time to remission. Disease severity was measured using the CDAI, the standard measure of treatment effectiveness. The CDAI score is based on an analysis of several variables assessed by patients and physicians. A lower CDAI score correlates with less severe disease activity.

Leukine(R) is marketed in the United States by Berlex Laboratories, the U.S. affiliate of Schering AG, Germany.

END


About the Phase II Study
The study was initiated in October 2001 and conducted at 35 U.S. centers following positive outcomes from a 15-patient pilot study. The multi-center, randomized, double-blind, placebo-controlled Phase II study evaluated 124 patients to verify efficacy and safety of Leukine(R) (sargramostim) in the treatment of moderately to severely active Crohn's disease by stimulating the immune system rather than using steroids and/or immunosuppressants. Patients received Leukine(R) or placebo, with no significant differences in baseline characteristics. Median baseline CDAI scores were 300 (Leukine(R), range 219-469) and 300 (placebo, range 221-
464).

The pre-defined efficacy endpoints of the trial were a more than equal 70 point decrease in CDAI, a more than equal 100 point decrease in CDAI, and clinical remission (CDAI more than equal 150).

A significantly greater proportion of patients treated with Leukine(R) than placebo patients responded (decrease in CDAI more than equal 100, 48% [39/81] vs. 26% [11/43], p=0.013) and achieved clinical remission (CDAI less than equal 150, 40% [32/81] vs. 19% [8/43], p=0.014) at the end of study treatment without the use of steroids and immunosuppressants (day 57). A greater proportion of patients treated with Leukine(R) achieved a 70-point decrease from baseline CDAI than placebo patients (54% [44/81] vs. 44% [19/43] respectively, p=0.275). The proportion of patients achieving CDAI response (70 and 100 points) and remission were significantly different from placebo at day 29. Differences in median CDAI scores were observed by the first assessment (15 days). Significant differences between the Leukine(R) and placebo groups were observed in the time to 100 point response (30 days vs. not reached, p=0.003) and remission (56 days vs. not reached, p=0.004). Quality of life parameters were consistent with the improvement in CDAI score. Leukine(R) treatment was generally well tolerated; most commonly observed adverse events include mild to moderate injection site reactions and bone pain.

"Since this study was initiated, the general gastroenterology community and regulatory agencies have recognized that more stringent criteria are needed to define response to treatment, due to an increase in placebo response rates observed in recent Crohn's disease trials," said Joshua Korzenik, M.D., study co-investigator and assistant professor of medicine, Division of Gastroenterology, Washington University School of Medicine, St. Louis, Mo., USA. "Therefore, it was not unexpected that Leukine(R) did not achieve statistical significance versus placebo in reaching the least-stringent trial endpoint of a = 70-point CDAI decrease, which was the primary endpoint."

"The efficacy endpoints of more than equal 100-point decrease in CDAI score as well as clinical remission represent the more rigorous endpoints now being required for new Crohn's treatments. In this study, Leukine(R) met both of these more difficult-to-achieve parameters," Korzenik continued.

About Crohn's Disease
Crohn's disease is a chronic and serious inflammatory disease of the gastrointestinal (GI) tract. Crohn's disease affects men and women equally and seems to be more common within families. About 20 percent of people with Crohn's disease have a blood relative, most often a brother or sister, with some form of inflammatory bowel disease (IBD).

Crohn's disease can be difficult to diagnose because its symptoms are similar to other intestinal disorders such as irritable bowel syndrome
(IBS) and ulcerative colitis. Crohn's disease causes inflammation in the small intestine; however, it can affect any part of the digestive tract from the mouth to the anus. The inflammation from Crohn's disease can extend deep into the lining of the affected organ, causing pain and frequent bowel movements. Currently there is no cure for Crohn's disease, and many patients rely on steroids and/or immunosuppressive therapies that do not consistently prevent recurrence of the disease.

About Leukine(R)
Leukine(R) is a hematopoietic growth factor that stimulates neutrophils, monocyte/macrophages, and dendritic cells. Leukine(R) is marketed in the United States by Berlex Laboratories, the U.S. affiliate of Schering AG, Germany. Since its approval, Leukine(R) has been administered to more than 300,000 patients.

Leukine(R) is the only colony-stimulating factor approved for use following induction chemotherapy in older adults with acute myelogenous leukemia
(AML) to shorten the time to neutrophil recovery and reduce the incidence of severe and life-threatening infections and infections resulting in death. Leukine(R) also has been approved for four additional indications: use in myeloid reconstitution following allogeneic and autologous bone marrow transplantation (BMT), use for peripheral blood stem cell (PBSC) mobilization and subsequent myeloid reconstitution in patients undergoing PBSC transplantation, and use in bone marrow transplantation failure or engraftment delay.


Schering AG is a research-based pharmaceutical company. Its activities are focused on four business areas: Gynecology&Andrology, Diagnostics&Radiopharmaceuticals, Dermatology as well as Specialized Therapeutics for disabling diseases in the fields of the central nervous system, oncology and cardiovascular system. As a global player with innovative products Schering AG aims for leading positions in specialized markets worldwide. With in-house R&D and supported by an excellent global network of external partners, Schering AG is securing a promising product pipeline. Using new ideas, Schering AG aims to make a recognized contribution to medical progress and strives to improve the quality of life: making medicine work

This press release has been published by Corporate Communication of Schering AG, Berlin, Germany.

Your contacts at Corporate Communication:
Business: Dr Friedrich von Heyl, T: +49-30-468 152 96;
friedrich.vonheyl@schering.de
Investor Relations: Peter Vogt, T: +49-30-468 128 38, peter.vogt@schering.de
Pharma: Frank Richtersmeier, T: +49-30-468 176 61;
frank.richtersmeier@schering.de

Find additional information at: www.schering.de/eng